10 Forge Parkway
Franklin, Massachusetts 02038

April 13, 2006

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sontra Medical Corporation
Registration Statement on Form S-3
File No. 333-132869
Amendment No. 1

Ladies and Gentlemen:

On behalf of Sontra Medical Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated April 11, 2006 to Mr. Sean F. Moran, the Company’s Chief Financial Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Amendment No. 1 to Registration Statement on Form S-3/A submitted herewith for filing.

Incorporation of Certain Documents by Reference, page 20

Comment 1. Please update your list of incorporated documents to address information not specifically incorporated by reference in your filing, but filed prior to the S-3 going effective. For example, we note your Part III information from your 10-K filing was included in your recent definitive proxy statement.

Response:

In response to the Staff’s comment, the Company has updated the list of incorporated documents under the heading “Incorporation of Certain Documents by Reference.” Please see page 20 of Amendment No. 1 to Registration Statement.

If you have any questions about this letter or Amendment No. 1 to the Registration Statement, please contact the undersigned at (508) 553-8850.

Very truly yours,

/s/ Sean F. Moran

Sean F. Moran

Enclosures
cc: Jay Mumford